UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 13, 2023

FREEDOM ACQUISITION I CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40117	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Wall Street, 20th Floor New York, NY	10005
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 618-1798

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FACT	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FACT WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	FACT.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an investor presentation (the “Investor Presentation”) that was used by Freedom Acquisition I Corp., a Cayman Islands exempted company (“Freedom”), and Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”), in making a presentation on February 13, 2023 to certain of Freedom’s shareholders and other persons with respect to the transactions contemplated by the Business Combination Agreement (as amended, supplemented or otherwise modified from time to time), by and among Freedom, Complete Solaria, Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Freedom, and Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Freedom.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of Freedom under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as expressly set forth by specific reference in such filing.

Important Information and Where to Find It

In connection with the proposed transaction, Freedom has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Freedom’s shareholders in connection with the proposed transaction between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This Current Report on Form 8-K may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transaction. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEDOM ACQUISITION I CORP.

Date: February 13, 2023	By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

Exhibit 99.1 Analyst Day Presentation February 13, 2023

Disclaimer This presentation may not be retained by you, and neither this presentation nor the information contained herein may be reproduced, redistributed or provided to any other person or published, in whole or in part, for any purpose, without the express and prior written consent of Complete Solaria, Inc. (“Complete Solaria”), and Freedom Acquisition I Corp. (“Freedom”). This presentation contains “forward‐looking” statements about Complete Solaria and Freedom and their industries, and that involve substantial risks and uncertainties. All statements other than statements of historical facts, including statements regarding Complete Solaria and Freedom’s strategies, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. Complete Solaria and Freedom have based applicable forward-looking statements largely on their current expectations, estimates, forecasts and projections about future events and financial trends that Complete Solaria and Freedom believe may affect their financial condition, results of operations, business strategy and financial needs. Although Complete Solaria and Freedom believe that they have a reasonable basis for each forward-looking statement contained in this presentation, Complete Solaria and Freedom cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, Complete Solaria and Freedom undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on forward- looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, initially filed by Freedom with the U.S. Securities and Exchange Commission (the “SEC”) on February 10, 2023 (as may be amended and supplemented from time to time, “Registration Statement”) and in other documents filed by Freedom with the SEC. The financial, operational, industry and market projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Complete Solaria's and Freedom's control. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, Complete Solaria and Freedom believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Complete Solaria's independent auditors have not studied, reviewed, completed or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wider variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial, operational, industry and market projections, estimates and targets, including assumptions, risks and uncertainties described in connection with “forward-looking” statements above. The inclusion of financial, operational, industry and market projections, estimates and targets in this presentation should not be regarded as an indication that Complete Solaria or Freedom, or their representatives, considered or consider such financial, operational, industry and market projections, estimates and targets to be a reliable prediction of future events. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Complete Solaria or Freedom, nor shall there be any sale of any securities of Complete Solaria or Freedom in any jurisdiction in which, or to any investor to whom, such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Freedom has filed the Registration Statement with the SEC, which contains a preliminary prospectus and proxy statement of Freedom, referred to as a proxy statement/prospectus. After the Registration Statement is declared effective, a final proxy statement/prospectus will be sent to all Freedom shareholders. Freedom will also file other documents regarding the proposed transaction with the SEC. Shareholders of Freedom are advised to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information. Shareholders can obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Freedom (when available) through the website maintained by the SEC at http://www.sec.gov or upon written request to Freedom Acquisition I Corp., 14 Wall Street, 20th Floor, New York, NY 10005. Freedom and Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Freedom’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Complete Solaria or Freedom and is not intended to form the basis of any investment decision in Complete Solaria or Freedom. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in Complete Solaria or Freedom and the transactions contemplated in this presentation. 2 ©2023 Complete Solaria 02/13/2023

Disclaimer NEITHER THE SEC NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. This presentation contains information concerning Complete Solaria’s products, services and industry, including market information and growth rates of the markets in which the Complete Solaria participates, that may be based on industry surveys and publications or other publicly available information, other third-party survey data and research reports. Such information involves assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to this information. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Such modelling data is subject to change. Neither Complete Solaria nor Freedom has independently verified any third-party information. Similarly, any third-party survey data and research reports, while believed by the Complete Solaria to be reliable, may be based on limited sample sizes and have not been independently verified by Complete Solaria or Freedom. In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which Complete Solaria operates, and their future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. Such and other factors could cause results to differ materially from those expressed in any estimates made by independent parties and by Complete Solaria and Freedom. Neither Complete Solaria nor Freedom assumes any obligation to update the information in this presentation. Certain financial information and data contained in this presentation may be unaudited and may not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by Complete Solaria or Freedom with the SEC. This presentation may contain “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Because not all companies use identical calculations, any presentations of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. Complete Solaria and Freedom, as applicable, own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Complete Solaria or Freedom, or an endorsement or sponsorship by or of Complete Solaria or Freedom. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that Complete Solaria or Freedom, as applicable, will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. All trademarks, names, logos, text, graphics, and other content that are the property of Complete Solaria or Freedom may not be used or reproduced without the express written consent of Complete Solaria or Freedom, as applicable. All rights reserved. 3 ©2023 Complete Solaria 02/13/2023

WELCOME REMARKS Section I 4 ©2023 Complete Solaria 02/13/2023 4

Today’s Agenda 1. Welcome Remarks Will Anderson, CEO 2. FACT Investment Thesis Tidjane Thiam, Executive Chairman, Freedom Acquisition I Corp. 3. Company Overview and Differentiators Will Anderson, CEO 4. Complete Solaria Growth Strategy Vikas Desai, President, Solaria Mark Swanson, COO, Solaria 5. Financial Information Brian Wuebbels, CFO 5 ©2023 Complete Solaria 02/13/2023

Our Mission Provide innovative, end-to-end solar energy solutions and an exceptional customer experience. 6 ©2023 Complete Solaria 02/13/2023

Complete Solaria’s products, software, and model deliver better customer results The Company controls every link in the value chain Premium Solar Modules Software Solutions Sales Partners Finance Products Customers End-to-End Fulfillment Platform Install Network Long Term Cust. Support 7 ©2023 Complete Solaria 02/13/2023

Combining capabilities and capital to drive successful results Merger and deSPAC Announcement Complete Solaria, FREEDOM Complete Solaria is ACQUISITION Inc. is born out of CORPORATION undergoing a the recent merger deSPAC transaction between Complete with Freedom Solar, Inc. and The Acquisition I Corp. Complete system Premium panels: Solaria Corporation provider: sales, All-black, high-power Become a new leader in distributed solar installation, O&M, and panels distributed digital customer through 1,306 Pro TM interface Partners Complete Solaria is a new solar company that creates one-stop shopping demanded by customers 8 ©2023 Complete Solaria 02/13/2023

Bridge round ahead of deSPAC led by renowned investors Building a team of investors, directors, and operators to drive success ▪ World-class investors supporting Complete Solaria ▪ Validation of the company’s vision TJ Rodgers and market approach ▪ Exacting financial management and oversight John Doerr Tidjane Thiam 9 ©2023 Complete Solaria 02/13/2023

FACT INVESTMENT THESIS Section II 10 ©2023 Complete Solaria 02/13/2023 10

FACT’s thesis centered around an investment into a secular growth industry… The market for solar is significant and growing rapidly; strong tailwinds support building momentum 637 1 Cumulative Capacity of Installed PV-Solar (GW) Market forces and policy continue to 558 propel the solar industry: 487 +21% US ▪ USA Inflation Reduction Act (“IRA”) 10Y CAGR for US 420 Europe 406 ▪ Russia-Ukraine War 358 355 307 301 ▪ Climate Change 258 246 210 200 ▪ Energy Security 172 169 147 138 125 117 92 73 62 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 11 1- Bloomberg New Energy Finance, Installation data for high scenario, January 2023 ©2023 Complete Solaria 02/13/2023

… where penetration rates are low … The US residential solar market is still untapped, and will likely remain so even after the next 10 years of growth 1 2 Jan 2023 Jan 2033 Single-family homes TAM: 96 Million Single-family homes TAM: 89 Million 19% Market Penetration 4% Market Penetration 18 Million Homes with Solar 4 Million Homes with Solar 12 1 – U.S. Census Bureau, American Housing Survey 2021; US Form EIA 861M (November 2022) Note: “Single-family homes” refers to single-family detached units and the future number of units is estimated for 2023 and 2033 assuming the number of units grows at a CAGR of 0.8%, consistent with U.S. Census Bureau historical data for 2011-2021, Analysis assumes an average system size of 7 KW and annual growth rate of 15% for installed residential solar from November 2022 data ©2023 Complete Solaria 02/13/2023 2 – Bloomberg New Energy Finance, Installation data for high scenario, January 2023; Note: Analysis assumes an average system size of 7 KW and annual growth rate of 15% for installed residential solar from 2030E

… and unit economics are attractive … While the levelized cost of solar has decreased, utility retail rates are rising 1.00 17.0 1 2 Levelized Cost of Solar Energy ($/kWh) Recent Retail Electricity Price Trends (cents/kWh) 16.0 +111% 15.0 0.80 14.0 13.0 12.0 0.60 11.0 10.0 9.0 0.40 8.0 7.0 0.20 6.0 5.0 4.0 0.00 3.0 2.0 1.0 -0.20 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 0.0 2002 2011 2014 2017 2020 2023 2005 2008 13 1 – Lazard, Levelized Cost of Energy Analysis 2009—2021; Note: Data reflects the “Solar PV-Crystalline Utility Scale” category 2 – US Energy Information Administration, Average National Retail Price of Electricity as of January 2023 ©2023 Complete Solaria 02/13/2023

… offering significant opportunities to create value for consumers Solar systems offer immediate savings vs utility bills and substantial value over the life of the system 1 Indicative Savings with Solar Displaced Utility Bill Solar System Payment 5,000 4,500 4,000 Substantial 3,500 consumer 3,000 surplus 2,500 2,000 1,500 1,000 500 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 Operating Year 14 1- Net savings to customer estimated for an average single-family home in San Jose, CA consuming 572 kwh/mo with an average electricity cost of $0.28/kWh ©2023 Complete Solaria 02/13/2023 Customer Power Cash Flow ($)

Our investment in Complete Solaria positions the company to grow in a large and untapped market … Complete Solaria Solar Deployments (MW) 73 2023 Forecast implies 187% Y/Y EU, Modules & Systems US, Modules & Systems ~3.4% 194 15 1 U.S. residential solar market share 78 2022 2023 15 1- Bloomberg New Energy Finance, Installation data for high scenario, January 2023 ©2023 Complete Solaria 02/13/2023

… and expand the business into new geographies An existing network of Pro-Partners provides a foothold for further expansion into the attractive European market Cumulative PV-Residential Solar Installed Capacity in Europe European Footprint of Complete Solaria’s Pro-Partners 1 (GW) 201.2 +17% 100.6 85.1 71.1 58.3 2022 2023 2024 2025 2030 16 1 – Bloomberg New Energy Finance, Installation data for high scenario, January 2023 ©2023 Complete Solaria 02/13/2023

Complete Solaria is an attractive growth equity investment Simple P&L Rapid, Highly-Visible Scalable, Asset-Light Growth Model Network model with a cash-based Best-in-class fulfillment network Low capital intensity and contract P&L and high free cash flow and differentiated panels manufacturing conversion 17 ©2023 Complete Solaria 02/13/2023

We are combining with a high-quality management team and distinguished Board

Management Team



Will Anderson
CEO
- Co-Founder, Chairman of Board Complete Solar
- Former CEO Risk Allocation Systems
- BS MIT, MBA Stanford, President & Director Olympic Regional Training Center



Brian Wuebbels
CFO
- President, Nidec Motor Corporation
- EVP & CFO, GCL-Poly Energy
- EVP & CFO, SunEdison



Dave Anderson
CMO & Strategic Partnerships
- Co-Founder, Director Complete Solar
- Former CEO, Owner Vertex Leads
- President Alliance Marketing Group



Tony Alvarez
President
- CEO, Director Solaria
- C-Level positions at Aptina, Advanced Analogic, Leadis and Cypress
- Former Director SunEdison, ChipMOS, SunEdison Semiconductor Chairman



Vikas Desai
President, Solaria
- Founded and built SunPower Residential business from $0 to $1B+
- CEO EchoFirst and Powerside
- SVP & GM at SunEdison



Mark Swanson
COO, Solaria
- COO Solaria
- Former COO, Borrego Solar
- Former VP of Manufacturing and New Products, SunPower

Select Board Members & Investors



TJ Rodgers
Board Member
ENPHASE
- SunPower Chairman at IPO
- Led Enphase Energy turnaround
- Led Enovix SPAC M&A



Tidjane Thiam
Board Member
CREDIT SUISSE PRUDENTIAL
- Executive Chairman, FACT
- CEO, Credit Suisse (2015 to 2020)
- CEO, Prudential (2009 to 2015)



Adam Gishen
Board Member
CREDIT SUISSE
- CEO, FACT
- Sr. Executive Roles at Credit Suisse (2015 to 2020)
- 20+ Years in Financial Services (including Lehman Brothers and Nomura)

18
©2023 Complete Solaria
02/13/2023

COMPLETE SOLARIA OVERVIEW Section III 19 ©2023 Complete Solaria 02/13/2023 19

Complete Solaria is a next-generation residential solar company Mix of in-house and coordinated partner activities utilizes industry capabilities and creates a seamless offering Merge with Company Solaria First PPA 1 Founded offering HelioTrack: speed, HelioQuote: communication Design & optimized DeSPAC Sales Partner proposal designs Public model services 2020 2010 2013 2014 2016 2022 2023 2011 Build Tools: Customer Focus: End-to-end offering: Software, financing, and Sales channels, rapid Premium panels, sales capabilities execution expanded services 20 1 Complete Solar, Inc founded in 2010; The Solaria Corporation founded in 2000 ©2023 Complete Solaria 02/13/2023

Complete Solaria can manage the entire value chain at scale We are bringing a unique model to the residential solar market Upstream Value Chain Downstream Value Chain Manufacturing Phase Deployment Phase Product Project Manufacturing Distribution Sales Installation Financing Software Sample Companies Design Fulfillment Complete Modules Solaria Integration & BOS & Storage Services Manufacturers Inverters Integrated Downstream Various National, Regional and Local Installers Sales and Installers Financing Software Legend: Internal capability Capability accessed by coordinating third parties Both internal capability and capability accessed by coordinating third parties Capability not offered 21 Based upon Complete Solaria Observations ©2023 Complete Solaria

COMPLETE SOLARIA DIFFERENTIATORS Section IV 22 ©2023 Complete Solaria 02/13/2023 22

Beautiful, powerful solar panels differentiate Complete Solaria Unique, high-performance products Complete Solaria Solution Industry Norm Lower Wattage, aesthetically undifferentiated PowerXT Beauty TM Pure Black technology, no visible circuitry Power More power, better shade tolerance Quality 375W 360W Industry-leading warranty 400W 360W 360W 23 ©2023 Complete Solaria 02/13/2023

Digital platform supports customer from sale through life of system HelioQuote HelioTrack Share the Sun Proposal & Preliminary System Monitoring & System Installation & Financing Permitting Interconnection Design Contract Site Audit Engineering Communication Inspection End-to-end software solutions 24 ©2023 Complete Solaria 02/13/2023

Our finance products remove barriers to adoption for residential customers

Complete Solaria's full suite of financing products will help drive rapid adoption and strong growth

Most customers use loans and PPAs[1]

Recent US residential PV Installations



12%
21%
67%
Loan
PPA
Cash

Upfront costs are a major customer concern[2]

"**36%** of respondents cite upfront costs as main hesitation to installing solar panels"

#1 reason cited for not going solar

-Forbes Home, Sept. 2022

We accommodate all financing solutions



PPAs1
Complete Solaria
Cash
Loans

1- WoodMackenzie, US residential solar finance update: H2 2022, October 2022; Note: PPA category includes leases; Values represent average of Q3'21 to Q2'22
2- Forbes Home, "Nearly Half Of Americans Plan To Install Solar, But Over A Third Worry About Upfront Cost", September 2022

©2023 Complete Solaria

02/13/2023
25

We provide customers and partners third-party ownership financing solutions Capitalizes on the IRA and expands access to PPAs for partners Solar Tax Credit 30% Investment Tax Credit Complete Solaria 3. Sell System Domestic Content 1. Sign up 2. Build System for PPA PPA Owner 10% Investment Tax Credit 4. (a) Monetize tax benefits and (b) buy electricity produced by system Energy Communities Homeowner 10% Investment Tax Credit Key long-term incentives enabled by the 2022 Inflation Reduction Act 26 ©2023 Complete Solaria 02/13/2023

Our customer satisfaction scores are among the highest in the industry ▪ Customer impacts: generates referral and upsell opportunities ▪ Partner impacts: improves retention and ability to add new partners 1 1 4.5 out of 5 stars 4.3 out of 5 stars 51 reviews 193 reviews 1 4.0 out of 5 stars 203 reviews 27 1 – Review ratings are as of January 26, 2023 ©2023 Complete Solaria 02/13/2023

Growth from expanded offerings, deeper partnerships, and greater reach Complete Solaria has an extensive national and international footprint Complete Solaria Growth Initiatives: Bundle Solaria panels with software, services, and financing to increase Pro Partner share of wallet Attract national sales partnerships and leverage Pro Partners for construction services 2022 Complete Solar Footprint Expand foothold in important European markets 2022 Solaria Pro Partners (1,306) 28 ©2023 Complete Solaria 02/13/2023

COMPLETE SOLARIA GROWTH STRATEGY Section VI 29 ©2023 Complete Solaria 02/13/2023 29

Complete Solaria has a simple three-part growth strategy Capture Merger Upsell Energy Goods Expand Partnerships Synergies & Services 30 ©2023 Complete Solaria

We will grow by capturing merger synergies … ▪ More efficient and effective go-to- Complete Solar Solaria market operation Product Design & Supply ▪ A better experience for our Customers and Partners Sales ▪ Bigger scale Project Development Installation Financing Workflow Automation & Specialty Software Legend: Strong capability 31 ©2023 Complete Solaria 02/13/2023

… and expanding our partner network … We facilitate the success of a network of channel partners that is quickly diversifying, presenting growth opportunities Traditional Solar Dealers Non-Traditional Solar Dealers Corporate Partnerships ▪ Traditional solar sales companies▪ Non-traditional solar sales companies, ▪ Corporate partnerships with firms that have including: strategic value or unique access to – Solar dealers spread across 22 states customers, such as: – HVAC contractors – Pro Partner network of 1,306 solar – EV OEMs installers – Roofers – New homes builders – Home security firms – Fortune 500s with sustainability – Other home services firms objectives 32 Logos shown are representative examples of potential corporate partners ©2023 Complete Solaria 02/13/2023

… and by offering a suite of products to capture customer lifetime value Generating happy customers creates upselling and follow-on sales opportunities Attachment Rate Illustrative Customer Lifetime Value Build Product Description Potential Energy Storage Solar + Batteries Home Charging Existing EV Charging +112% Hardware Products System Production monitoring O&M Sales and repair Roofing Solar + Re-roof Electric alternative Heat Pumps to a furnace Future Electric Hot Electric replacement Water Heater to gas Products Grid Services / Demand response Solar Energy EV Charging O&M Roofing Customer Load Mgmt capabilities System Storage Services Lifetime Value Legend: High Moderate Low 33 ©2023 Complete Solaria 02/13/2023

Our contract manufacturing model keeps us asset-light Complete Solaria’s diverse supply chain enables scalability with lower costs and avoids US-China political issues Complete Solaria’s Contract Manufacturing Hubs ▪ Low CapEx contract manufacturing strategy ▪ Diversified supply chain with module manufacturing in India and Vietnam and cell manufacturing in Cambodia, Thailand, and India ▪ Premium product has multiple qualified vendors manufacturing under the same Complete Solaria product specification India India Vietnam Thailand Cambodia 34 ©2023 Complete Solaria 02/13/2023

Technology promotes system business’ operational proficiency ▪ Unifying platform to deliver operational excellence ▪ Systems and tools tie partners together and deliver superior product ▪ Equipment supply, build partners, fulfillment and financing activities 35 ©2023 Complete Solaria 02/13/2023

FINANCIAL INFORMATION Section VII 36 ©2023 Complete Solaria 02/13/2023 36

Financial Summary

Income Statement ($'000)	Actuals + Forecast (Interim and Unaudited)					Investor Plan					
	Q1'22A	Q2'22A	Q3'22A	Q4'22F	TY 2022	Q1'23	Q2'23	Q3'23	Q4'23	TY 2023	TY 2024
System Sales	20,416	15,686	11,550	18,919	66,572	19,681	26,374	47,868	61,787	155,710	244,786
Module Sales	9,019	11,800	10,007	17,054	47,879	19,960	23,579	29,603	34,977	108,118	147,042
Software and Services	1,120	1,585	1,687	1,203	5,575	4,006	5,728	7,153	6,599	23,486	23,420
Gross Revenue	**30,555**	**29,072**	**23,224**	**37,176**	**120,026**	**43,326**	**55,257**	**83,966**	**102,668**	**285,216**	**412,097**
Loan Fee Adjustment	(1,206)	(845)	(1,102)	(1,687)	(4,840)	(2,371)	(2,909)	(3,825)	(3,722)	(12,828)	(14,166)
Revenue (incl. reserves)	**29,348**	**28,227**	**22,121**	**35,489**	**115,186**	**40,955**	**52,348**	**80,141**	**98,946**	**272,390**	**397,931**
COGS	20,498	21,229	18,668	23,976	84,371	27,800	34,521	52,794	67,961	183,076	268,885
GM	**8,850**	**6,999**	**3,453**	**11,513**	**35,655**	**13,155**	**17,827**	**27,347**	**30,985**	**89,314**	**129,046**
Total Operating Expense	**15,236**	**13,013**	**11,860**	**15,865**	**55,974**	**16,588**	**20,069**	**26,013**	**27,422**	**90,091**	**101,657**
Operating Income	**(6,387)**	**(6,014)**	**(8,407)**	**(4,351)**	**(25,159)**	**(3,433)**	**(2,242)**	**1,334**	**3,564**	**(777)**	**27,390**
Other Income & Expenses	4,101	2,884	(1,815)	1,971	7,140	1,032	933	708	563	**3,236**	1,027
Net Income (Loss)	(10,488)	(8,898)	(6,592)	(6,322)	(32,299)	**(4,465)**	**(3,175)**	**626**	**3,001**	**(4,013)**	**26,363**
GM (%)	*30.2%*	*24.8%*	*15.6%*	*31.0%*	*29.7%*	*32.1%*	*34.1%*	*34.1%*	*31.3%*	*32.8%*	*32.4%*
MW	*20*	*23*	*14*	*38*	*93*	*43*	*52*	*68*	*76*	*239*	*382*

2022 Results
- Achieved guidance
- Favorable gross margin
- Significant growth in Q4

2023 Plan
- >100% YoY growth
- Q1 - Q2 growth high visibility
- Breakeven in Q3 23

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©2023 Complete Solaria
02/13/2023

Strong revenue growth supported by bridge funding and merger synergies Revenue 2022-23 by Product ($mm) ▪ $82mm of contracted revenue identified for 2023 285 ▪ Add $155mm revenue from core businesses Software, Services & PPA 48 ▪ Plus $48mm new product offerings 94 New Initiatives Module Sales 120 38 Contracted Modules Sales 48 61 New Initiatives System Sales System Sales 72 Contracted 44 2022 2023 38 ©2023 Complete Solaria 02/13/2023

Solaria Featured in NAHB New American Home 2023 Q&A 39 ©2023 Complete Solaria 02/13/2023

Supplemental Slides 40 ©2023 Complete Solaria 02/13/2023 40

The World Is Going Solar 41 ©2023 Complete Solaria 02/13/2023

Complete Solaria Bridge Financing Terms and Conditions ● The previously announced Business Combination Agreement (“BCA”) between Complete Solaria, Inc. and Freedom Acquisition I Corp (“FACT”) specified a $30mm bridge financing round to be funded prior to the closing of the BCA and the resulting deSPAC ● The company has successfully raised sufficient capital to meet this requirement with the terms on the following page 42 ©2023 Complete Solaria

Complete Solaria Bridge Financing

Terms and Conditions

Coupon: 5% per annum

Discount: The principal automatically converts at a 25% discount to the DeSPAC price

Securities Transfer. In the event that the Company consummates a deSPAC Transaction prior to the Maturity Freedom Acquisition I LLC (the "**Sponsor"**) to transfer to the Bridge Investor a Pro Rata Percentage of:

a. 500,000 shares of common stock of the Combined Company in exchange for payment by the Investor to FACT of a purchase price of $0.0001 per share; and

b. 363,285 private placement warrants of FACT currently held by the Sponsor, each exercisable for one share of common stock of the Combined Company at a price of $11.50 per share.

Additional Incentive Shares.

In addition the Investors in the Bridge Financing will have the following rights:

a. If, within the first 12 months following the consummation of the deSPAC Transaction, the volume-weighted average daily trading price (the "**VWAP**") of the common stock of the Combined Company is greater than or equal to $12.50 per share for a period of at least 20 days out of 30 consecutive days on which the shares of common stock of the Combined Company are actually traded on the New York Stock Exchange ("**NYSE**"), the Combined Company shall issue a Pro Rata Percentage of 250,000 shares of common stock of the Combined Company to the Investor at a purchase price of $0.0001 per share.

b. If, within the first 12 months following the consummation of the deSPAC Transaction, the VWAP of the common stock of the Combined Company is greater than or equal to $15.00 per share for a period of at least 20 days out of 30 consecutive days on which shares of common stock of the Combined Company are actually traded on the NYSE, the Combined Company shall issue, in addition to the Pro Rata Percentage of 250,000 shares noted above, a Pro Rata Percentage of 250,000 shares of common stock of the Combined Company to the Investor at a purchase price of $0.0001 per share.

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©2023 Complete Solaria

Expansion in the US and beyond mitigates concentration risks

As NEM 3.0 is implemented in California, we are expanding rapidly throughout the rest of the US and Europe

Complete Solaria Forecast - Total MWs Sold (Systems + Modules)



EU MWs
US, Non-California MWs
California MWs
39
39
15
75
118
73
2022
2023
CA: 42%
CA: 28%

Complete Solaria is poised to grow its presence in the US and Europe at a significant rate

- Greater growth expected outside of California, mitigating the impact of NEM 3.0
- Forecasted quarterly growth rate for 2023 higher than market growth rates observed in the U.S. residential solar market in 2022[1]

1 -Wood Mackenzie and SEIA's US solar market insight, Q1-2023 solar PV capacity data; U.S. residential solar capacity growth was 9% from Q4'21 to Q4'22

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02/13/2023

Proposed SPAC Merger with Complete Solaria, Inc.

The Business

- One-stop-shop that can coordinate numerous sales, installation, and finance partners to deliver solar to consumers via highly orchestrated transactions organized on a single platform

The SPAC

- Freedom Acquisition I Corp. (NYSE: FACT) is a publicly-listed special purpose acquisition company with $345mm in cash

Valuation

- Pro forma Enterprise Value of $553mm
- Equates to 1.9x 2023E Revenue

Capital Structure and Ownership

- Pro forma ownership of ~51% existing investor roll-over, ~39% public SPAC shareholders, ~5% convertible notes and ~5% SPAC sponsors[1]

Select New Investors



CREDIT SUISSE PRUDENTIAL

Tidjane Thiam
Board Member

- Executive Chairman, Freedom Acq.
- CEO, Credit Suisse (2015 to 2020)
- CEO, Prudential (2009 to 2015)



CREDIT SUISSE

Adam Gishen
Board Member

- CEO, Freedom Acq.
- Sr. Executive Roles at Credit Suisse (2015 to 2020)
- 20+ Years in Financial Services (including Lehman Brothers and Nomura)

1 – Assuming no redemptions

©2023 Complete Solaria 02/13/2023
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